

February 9, 2022

<u>VIA E-MAIL</u>

Terrence O. Davis, Trustee
Cantor Select Portfolios Trust
110 E. 59th Street
New York, NY 10022

      Re: Cantor Select Portfolios Trust (the "Trust") N-1A (File No. 333-262101; 811-23774)

Dear Mr. Davis,

      On January 11, 2022 and January 14, 2022, you filed a registration statement and an amended registration statement, respectively, on Form N-1A, on behalf of the Trust. We have reviewed the amended registration statement and have provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please inform the staff if a party other than the Fund's sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Prospectus

<u>Expense Example, page 2</u>

3. As the fund is new, please delete the 5 Year and 10 Year columns of the Expense Example. See Instruction 6(b) to Item 3 of Form N-1A.

Principal Investment Strategies, pages 2-3

4. In order to comply with the requirements of Rule 35d-1 of the Investment Company Act of 1940, please disclose that the Fund will have a policy to invest at least 80% of net assets plus borrowings in equity securities.

5. Please include more specific details about the Sub-Advisor's starting investment universe and the "risk control and valuation screens" that the Sub-Advisor will apply to that universe. Please also disclose in the filing what you mean by "earnings quality" and how you evaluate it.

Principal Risks of Investing in the Fund, pages 3-5

6. Please consider whether Information Technology Sector Risk should be added as a principal risk of investing in the Fund.

7. We are unable to locate principal investment strategy disclosure corresponding to LIBOR Risk. Please advise or revise.

8. We are unable to locate principal investment strategy disclosure corresponding to investing in emerging market countries, debt securities and derivatives, as described under COVID-19 Risk. Please advise or revise.

Performance Information, page 5

9. Please include the narrative disclosure required by Item 4(b)(2)(i) of Form N-1A (*e.g.*, disclose that the information will show changes in the Fund's performance from year to year and show how the Fund's average annual returns compare with those of a broad measure of market performance; and disclose that the Fund's past performance is not necessarily an indication of how the Fund will perform in the future).

Purchase and Sale of Fund Shares, page 6

10. Please clarify whether there are any minimum subsequent purchase requirements with respect to the Institutional Class and Class R6 shares. *See* Item 6(a) of Form N-1A.

Principal Investment Strategies, page 7

11. Please revise the statements that the Fund invests in "approximately 35-45 common stocks" and that the investment team constructs a portfolio of "40-45 stocks" for consistency.

<u>Additional Information, page 30</u>

12. Please disclose the name of the Fund's App and the platform(s) where it is available.

Statement of Additional Information

<u>Investment Limitations, page 2</u>

13. For clarity, please change "each" Fund to "the" Fund in policy (1). In addition, please advise us what the reference to "tax-exempt obligations" is designed to cover and why such obligations would not be associated with an industry or group of industries.

<u>Additional Information About Investment Policies – Fixed Income Securities, page 4</u>

14. Please state that high yield bonds are commonly referred to as "junk bonds".

<u>Additional Information About Investment Policies – Derivatives, pages 5-7</u>

15. Please note that the disclosure will need to be updated to reflect the adoption of rule 18f-4 under the Investment Company Act by August 19, 2022.

<u>Management and Other Service Providers – Board Leadership Structure, page 15</u>

16. If the chairman of the board is an interested person of the Fund, disclose whether the Fund has a lead independent director and what specific role the lead independent director plays in the leadership of the Fund. This disclosure should indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 17(b)(1) of Form N-1A.

<u>Management and Other Service Providers – Board Committees – Audit Committee, page 17</u>

17. Please reconcile the disclosure in this section that the Audit Committee is responsible for seeking and reviewing nominee candidates for the Board of Trustees and related compensation with the disclosure at the bottom of page 15 that these are the Nominating and Governance Committee's responsibilities. Please also clarify who is responsible for seeking and reviewing nominee candidates for consideration as Interested Trustees.

<u>Management and Other Service Providers – Board Committees – Nominating and Government Committee, page 17</u>

18. Please revise the disclosure about the Nominating and Governance Committee's responsibilities in this section with the disclosure at the bottom of page 15.

Redemption and Exchange - Contingent Deferred Sales Charges for Certain Redemptions of Class A shares Purchased at Net Asset Value, page 30

19. Given that the Trust was established in December of 2021, it is unclear why there would be shares outstanding on or prior to July 1, 2020. Please advise or revise.

Disclosure of Portfolio Holdings, pages 33-34

20. Please clarify whether the Fund has any policies and procedures in place with respect to the receipt of compensation or other consideration by the investment adviser, sub-advisor or any other party in connection with the disclosure of information about portfolio securities. See Item 16(f)(1)(iv) of Form N-1A.

Part C: Other Information

21. Please note that we may have additional comments once the Fund subsequently files all exhibits required by Item. 28.

22. Please add the undertaking regarding indemnification required by Rule 484 under the Securities Act.

23. It is unclear why you have indicated that the Undertaking required by Item 35 ofForm N-1A is "Not Applicable." Please revise the undertaking to state that the Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

ACCOUNTING COMMENTS

24. We note that portions of the registration statement are incomplete. A full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

25. Please provide the name of the fund's independent registered public accounting firm in correspondence.

<p style="text-align:center">* * *</p>

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6751 or WhiteA@sec.gov or Mindy Rotter, Staff Accountant, at (212) 336-1096 RotterM@sec.gov.

Sincerely,

/s/ Alison White
Senior Counsel

cc: Tanya L. Boyle, Greenberg Traurig, LLP
        Jay Williamson, SEC
        Christian Sandoe, SEC